CONFIDENTIAL TREATMENT REQUESTED BY THE REGISTRANTS FOR
CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

July 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:   Jennifer Thompson

Accounting Branch Chief

Re:                             GenOn Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Response dated May 8, 2013

File No. 001-16455

GenOn Americas Generation, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-63240

GenOn Mid-Atlantic, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-61668

Dear Ms. Thompson:

We refer to the letter of GenOn Energy, Inc., GenOn Americas Generation, LLC and GenOn Mid-Atlantic, LLC (collectively, the “Registrants”), dated June 28, 2013, and to the telephonic communication held among members of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and representatives of the Registrants on July 2, 2013, each related to the above mentioned filings.

On July 2, 2013, the Staff requested that the Registrants add additional information to Appendix A to the Registrants’ letter dated June 28, 2013.  This letter provides a version of Appendix A revised accordingly.

Since the Registrants and management are in possession of all the facts relating to the Registrants’ disclosure, we hereby acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Kirk Andrews, Executive Vice President and Chief Financial Officer, at (609) 524-5475, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5122 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Ron Stark

Ron Stark
Vice President and
Chief Accounting Officer

cc:                                Young Kim, Staff Accountant, Securities and Exchange Commission

Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc.

Kirk Andrews, Chief Financial Officer, NRG Energy, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP

APPENDIX A TO LETTER DATED JULY 10, 2013

CONFIDENTIAL TREATMENT REQUESTED BY THE REGISTRANTS FOR CERTAIN PORTIONS OF THIS APPENDIX

													(A)	(B)
Plant		Location	Technology	MW Capacity	Fuel Type	Years in service	Remaining useful life	Discount rate		Valuation Approach	Carrying Value at 9/30/12	Carrying Value at 12/14/12	Acquisition Date Fair Value (6)	Discounted Cash Flow at 9/30/12 (5)	Variance (A) - (B)
Aurora		IL	CT	880	Gas	***	***	***	%	***	***	***	***	***	***	(a)
Avon Lake	(1)	OH	ST	730	Coal	***	***	***	%	***	***	***	***	***	***
Avon Lake (value included above)	(1)	OH	CT	20	Oil	***	***	***	%	***
Blossburg		PA	CT	20	Gas	***	***	***	%	***	***	***	***	***	***
Bowline Point		NY	ST	755	Gas	***	***	***	%	***	***	***	***	***	***
Brunot Island		PA	CT/CC	260	Gas	***	***	***	%	***	***	***	***	***	***
Canal		MA	ST	1,110	Oil	***	***	***	%	***	***	***	***	***	***	(b)
Chalk Point		MD	ST	665	Coal	***	***	***	%	***	***	***	***	***	***
Chalk Point (value included above)		MD	ST/CT	1,690	Gas	***	***	***	%	***
Cheswick		PA	ST	565	Coal	***	***	***	%	***	***	***	***	***	***
Choctaw County		MS	CC	850	Gas	***	***	***	%	***	***	***	***	***	***	(c)
Conemaugh	(2)	PA	ST/IC	280	Coal/Oil	***	***	***	%	***	***	***	***	***	***
Contra Costa	(1)	CA	ST	675	Gas	***	***	***	%	***	***	***	***
Coolwater Generating Station		CA	ST/CC	635	Gas	***	***	***	%	***	***	***	***	***	***	(d)
Corporate Assets	(4)	Various	n/a	N/A						***	***	***	***	***	***
Dickerson	(3)	MD	CT	310	Gas	***	***	***	%	***	***	***	***
Dickerson	(2)	MD	ST/CT	535	Coal	***	***	***	%	***			***	***	***
Ellwood Generating Station		CA	CT	55	Gas	***	***	***	%	***	***	***	***	***	***
Etiwanda Generating Station		CA	ST	640	Gas	***	***	***	%	***	***	***	***	***	***
Gilbert		NJ	CT/CC	535	Gas	***	***	***	%	***	***	***	***	***	***	(e)
Glen Gardner	(1)	NJ	CT	160	Gas	***	***	***	%	***	***	***	***	***	***
Hamilton		PA	CT	20	Oil	***	***	***	%	***	***	***	***	***	***
Hunterstown		PA	CT	60	Gas	***	***	***	%	***	***	***	***	***	***
Hunterstown CC		PA	CC	810	Gas	***	***	***	%	***	***	***	***	***	***
Kendall		MA	CC	260	Gas	***	***	***	%	***	***	***	***	***	***
Keystone	(2)	PA	ST/IC	285	Coal/Oil	***	***	***	%	***	***	***	***	***	***	(f)
Mandalay Generating Station		CA	ST/CT	560	Gas	***	***	***	%	***	***	***	***	***	***
Marsh Landing	(4)	CA	CT	720	Gas	In construction	***			***	***	***	***	***	***
Morgantown	(3)	MD	CT	250	Oil	***	***	***	%	***			***
Morgantown	(2)	MD	ST/CT	1,230	Coal	***	***	***	%	***	***	***	***	***	***	(f)
Mountain		PA	CT	40	Oil	***	***	***	%	***	***	***	***	***	***
New Castle	(1)	PA	ST	325	Coal	***	***	***	%	***	***	***	***	***	***
New Castle (value included above)	(1)	PA	IC	5	Oil	***	***	***	%	***
Niles	(1)	OH	ST	25	Oil	***	***	***	%	***	***	***	***
Ormond Beach Generating Station		CA	ST	1,515	Gas	***	***	***	%	***	***	***	***	***	***	(g)
Orrtanna		PA	CT	20	Oil	***	***	***	%	***	***	***	***	***	***
Osceola		FL	CT	460	Gas	***	***	***	%	***	***	***	***	***	***
Pittsburg Power		CA	ST	1,310	Gas	***	***	***	%	***	***	***	***	***	***
Portland	(1)	PA	ST	400	Coal	***	***	***	%	***	***	***	***	***	***
Portland (value included above)	(1)	PA	CT	170	Oil	***	***	***	%	***		***
Sayreville		NJ	CT	225	Gas	***	***	***	%	***	***	***	***	***	***
Seward		PA	Fluidized Bed	525	Coal	***	***	***	%	***	***	***	***	***	***	(h)
Shawnee		PA	CT	20	Oil	***	***	***	%	***	***	***	***	***	***
Shawville	(2)	PA	ST/IC	605	Coal/Oil	***	***	***	%	***	***	***	***	***	***
Shelby County		IL	CT	345	Gas	***	***	***	%	***	***	***	***	***	***	(a)
Titus	(1)	PA	ST	245	Coal	***	***	***	%	***	***	***	***	***	***
Titus (value included above)	(1)	PA	CT	30	Oil	***	***	***	%	***		***
Tolna		PA	CT	40	Oil	***	***	***	%	***	***	***	***	***	***
Warren		PA	CT	55	Gas	***	***	***	%	***	***	***	***	***	***
Werner	(1)	NJ	CT	210	Oil	***	***	***	%	***	***	***	***	***	***	(i)

						Subtotal - Fair Value using Income Approach					***	***	***	***	***
						Subtotal - Fair Value using Cost Approach					***	***	***	***	***
						Subtotal - Fair Value using Market Approach					***	***	***	***	***
						Total Fair Value at Acquisition Date					$ ***	$ ***	$ ***	$ ***	$ ***

(1) Plants deactivated or to be deactivated

(2) Leased units and related leasehold improvements

(3) Carrying value for the coal and gas units is combined.

(4) For Corporate and Marsh Landing assets, fair value was assumed to be equal at the acquisition date and at 9/30/12.  The carrying value of the Corporate assets includes capitalized interest that was written off in purchase accounting.

(5) The discounted cash flow for September 30, 2012 was calculated using the cash flows developed using entity specific assumptions for the purposes of impairment testing by GenOn management.  The cash flows were then discounted at the same rate utilized in determining the acquisition date fair value for each plant.

(6) Acquisition date fair values are provisional and are subject to revision until the evaluations are completed.

CT - Combustion Turbine

ST - Steam Turbine

CC - Combined Cycle

Variance explanations
(a)	***
(b)	***
(c)	***
(d)	***
(e)	***
(f)	***
(g)	***
(h)	***
(i)	***

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.